Filed Pursuant to Rule 253(g)(2)

File No. 024-11354

SUPPLEMENT NO. 2 TO OFFERING CIRCULAR DATED APRIL 1, 2021

IDENTIFYSENSORS BIOLOGICS, INC.

MAXIMUM OFFERING: $50,000,000

MINIMUM OFFERING: $0

IdentifySensors Biologics Corp.

20600 Chagrin Boulevard, Suite 450

Shaker Heights, Ohio 44122

(216) 543-3031

www.identifysensors.com.

April 1, 2021

This Post-Qualification Offering Circular Supplement No. 2 (this “Offering Circular Supplement No. 2”) amends the offering circular of IdentifySensors Biologics, Inc., dated February 25, 2021, as qualified on March 4, 2021, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Supplement No.2, is part of an offering statement (File No. 024-11354) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Supplement No. 2 all of the information contained in Part II of the Offering Circular. Please note that any statement that we make in this Offering Circular Supplement No. 2 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The purpose of this Offering Circular Supplement No. 2 is to disclose:

•	The Company is conducting an offering of Common Stock and Warrants pursuant to Regulation D, Rule 506 (c) of the Securities Act of 1933 (the “Reg D Offering”) , concurrent with this Regulation A offering; and

•	The Company will also grant and issue to investors in the Reg D Offering three-year warrants to purchase additional shares of Common Stock at a purchase price of $5.25 (the “Warrants”). The number of Warrants issued to investors shall depend upon the amount invested pursuant to the warrant table set forth below.

Regulation D Offering, pursuant to Rule 506(c) of the Securities Act of 1933

Effective as of March 15, 2021, the Company is concurrently conducting a Regulation D Offering (the “Offering), exempt from registration, pursuant to Rule 506(c) of the Securities Act of 1933, intended for accredited investors only. The Common Stock are being offered at a price of $4.25 per Share. There is a minimum purchase of 23,530 Shares per investor for a purchase price of $100,002.50. The Common Stock is being offered by the Company on a best-efforts basis to an unlimited number of accredited investors only.

The Company will also grant and issue to investors in the Reg D Offering three-year warrants to purchase additional shares of Common Stock at a purchase price of $5.25 (the “Warrants”). The number of Warrants issued to investors shall depend upon the amount invested as set forth below:

Amount Invested	Number of Warrants	Exercise Price (per share)	Aggregate Exercise Price
$100,000 to 199,999	4,750	$5.25	$24,937.50
$200,000 to 299,999	11,425	$5.25	$59,981.25
$300,000 to 399,999	20,000	$5.25	$105,000.00
$400,000 or more	30,475	$5.25	$159,993.75

Investors in the regulation A Offering will NOT be entitled to receive any warrants to purchase additional shares.

Investors in the Reg D Offering receive restricted stock which may not be sold unless registered or pursuant to an exemption form registration. Investors in the Regulation A Offering receive unrestricted shares.

As of the date hereof, the Company has sold 149,193 shares of Common Stock in the Regulation A Offering for gross proceeds of $597,628.

Except as expressly set forth herein, the Company’s offering of Common Stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.

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